Exhibit 21

SUBSIDIARIES OF ADTRAN, INC.

December 31, 2013

Name of Subsidiary	Country or State of Incorporation
ADTRAN Networks Pty. Ltd.	Australia
ADTRAN International, Inc.	Delaware
ADTRAN Networks Hong Kong Limited	Hong Kong
ADTRAN Europe Limited	United Kingdom
ADTRAN Canada, Inc.	Canada
ADTRAN Networks Canada, Inc.	Canada
ADTRAN Networks S.A. de C.V.	Mexico
ADTRAN Singapore Pte. Ltd.	Singapore
Bluesocket Inc.	Delaware
ADTRAN Networks Worldwide, Inc.	Delaware
ADTRAN Networks, LLC	Delaware
ADTRAN Peru S.R.L.	Peru

ADTRAN GmbH

ADTRAN Networks Comunicações Ltda.

ADTRAN d.o.o.

ADTRAN Oy

ADTRAN M.E.P.E.

ADTRAN Networks India Private Limited

ADTRAN Holdings Ltd.

ADTRAN S.R.L.

ADTRAN K.K.

ADTRAN Sp. z.o.o.

ADTRAN, Unipessoal Lda.

ADTRAN LLC

ADTRAN s.r.o.

ADTRAN Switzerland GmbH

Germany Brazil Croatia Finland Greece India Israel Italy Japan Poland Portugal Russia Slovakia Switzerland